

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 1, 2017

VIA E-mail
Mr. Philip V. Bancroft
Executive Vice President and Chief Financial Officer
Chubb Limited
Baerengasse 32
Zurich, Switzerland CH-8001

>   **Re: Chubb Limited**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **File No. 001-11778**

Dear Mr. Bancroft:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note 7: Unpaid losses and loss expenses
c) Loss Development Tables, page F-46

1. In the second full paragraph on page F-47 you disclose that you exclude high attachment, high limit, multiple-line and excess of aggregate coverages for large commercial clients from your loss development tables because changes in incurred loss and cash flow patterns are volatile and sufficiently different from those of typical insureds. Please tell us why it is appropriate to exclude these coverages from your loss development tables, referencing the authoritative literature you rely upon to support your position. At a minimum, address the following in your response:
    *   Tell us the net liability for unpaid losses and loss expenses for these coverages at December 31, 2016.

- Tell us the amount of loss and loss expense charged in 2016 related to 2016 accident year claims associated with these coverages.
- Tell us the amount of prior period development recorded in 2016 associated with these coverages.
- Tell us the amounts of loss and loss expense paid in 2016 related to 2016 accident year claims and to prior accident years' claims associated with these coverages.
- Explain why the volatility in incurred losses and cash flow patterns for these coverages is not indicative of "significantly different characteristics" as outlined in ASC 944-40-50-4H prompting a separate loss development table for these coverages.

2. You also disclose that you exclude reinsurance recoverable bad debt from your loss development tables. Please tell us why it is appropriate to exclude this bad debt when ASC 944-40-50-4B requires the tables to be presented net of reinsurance and you are primarily liable to the policyholder to pay its claim.

3. The amounts of prior year development in your discussion beginning at the bottom of page F-60 agree with the amounts depicted in the table on page 57. Please explain to us why the total favorable development from the table on page 57 of $1,135 million for 2016 does not agree with the $1,204 million amount depicted in the ASC 944-40-50-3 roll forward on page F-60.

4. As the objective of the short-duration disclosures as outlined in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates, please tell us how the tables you provide for your North America Commercial P&C Insurance and Overseas General Insurance segments provide meaningful information to investors. In this regard, the four tables you present for your North America Commercial P&C Insurance segment depict only about 78% of the prior year favorable development for 2016; with about 88% of your long-tail development and only 30% of your short-tail development being depicted. Also in this regard, the two tables you present for your Overseas General Insurance segment depict only about 31% of the prior year favorable development for 2016; with about 68% of your long-tail development and only 1% of your short-tail development being depicted. In your response tell us:
- The amount of prior year development for accident years prior to 2007 for each of the six tables referred to above;
- The lines of business not included in the tables and the prior year development for those lines in 2016 for each segment;
- Why you do not include the lines of business identified in the preceding bullet in your tables; and
- Your consideration for disclosing the information in the preceding bullets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants James Peklenk, at (202) 551-3661, or Mark Brunhofer, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance